GRAVITY CO., LTD. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(With Independent Auditor’s Report Thereon)

Contents

Page

Independent Auditor’s Report    1
Consolidated Financial Statements
Consolidated Statements of Financial Position    3
Consolidated Statements of Comprehensive Income    5
Consolidated Statements of Changes in Equity    6
Consolidated Statements of Cash Flows    7
Notes to the Consolidated Financial Statements    8

Independent Auditor’s Report
English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of Gravity Co., Ltd.:

Opinion
We have audited the consolidated financial statement of Gravity Co., Ltd. and its subsidiaries (collectively referred to as the ”Group”), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).
Basis for Opinion
We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Other Matter
Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
∙Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
∙Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.
∙Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∙Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
∙Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
∙Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers

Seoul, Korea
March 21, 2025

This report is effective as of March 21, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In thousands of won)	Notes		December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	5,6,23	~~W~~	228,898,026	184,081,815
Short-term financial instruments	6,23		324,304,040	277,215,000
Accounts receivable, net	6,7,14,23		81,152,458	71,212,897
Other receivables, net	6,7,23		1,572,182	3,637,586
Prepaid expenses	14		8,115,292	2,993,884
Other current financial assets	6,23		6,601,519	4,438,717
Other current assets			2,966,272	3,319,107
			653,609,789	546,899,006
Non-current assets
Property and equipment, net	8,22		9,957,086	10,150,750
Intangible assets, net	9		7,056,548	6,369,958
Other non-current financial assets	6,23		1,766,588	1,824,076
Other non-current assets	10		8,451,443	6,984,797
Deferred tax assets	19		5,617,488	5,952,134
			32,849,153	31,281,715
Total assets		~~W~~	686,458,942	578,180,721

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position, Continued

As of December 31, 2024 and 2023

(In thousands of won)	Notes		December 31, 2024	December 31, 2023

Liabilities
Current liabilities
Accounts payable	6,23	~~W~~	67,929,911	61,777,889
Deferred revenue	14		26,760,732	18,092,463
Withholdings			1,587,759	3,072,036
Accrued expenses	6,23		2,651,426	2,313,022
Income tax payable	19		6,507,227	16,927,054
Other current liabilities	6,22,23		3,211,752	4,251,029
			108,648,807	106,433,493
Non-current liabilities
Long-term accounts payable	6,23		220,108	677,520
Long-term deferred revenue	14		2,571,862	1,784,849
Other non-current liabilities	6,22,23		5,361,025	3,174,635
Deferred tax liabilities	19		1,293,681	2,382,262
			9,446,676	8,019,266
Total liabilities		~~W~~	118,095,483	114,452,759

Equity
Equity attributable to owners of the Parent Company
Share capital	1,13		3,474,450	3,474,450
Capital surplus	13		26,979,361	27,098,264
Other components of equity	13		23,800,551	4,016,535
Retained earnings	13		513,417,859	428,498,582
Non-controlling interest			691,238	640,131
Total equity			568,363,459	463,727,962
Total liabilities and equity		~~W~~	686,458,942	578,180,721

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In thousands of won, except per share amounts)	Notes		2024	2023

Revenues	14,24,25
Online games		~~W~~	76,989,131	81,017,362
Mobile games			405,675,976	629,604,084
Other revenue			18,180,013	14,894,489
			500,845,120	725,515,935
Cost of revenues	15		306,903,066	484,958,333
Gross profit			193,942,054	240,557,602
Selling, general and administrative expenses	15,16		107,753,364	79,552,396
Operating profit	24		86,188,690	161,005,206
Non-operating income and expenses
Finance income	6,17		30,888,989	23,266,528
Finance costs	6,17		(9,925,670)	(14,934,727)
Other non-operating income	18		788,898	913,359
Other non-operating expenses	18		(1,593,873)	(1,551,757)
Profit before income tax expense			106,347,034	168,698,609
Income tax expense	19		21,444,826	36,716,548
Profit for the year		~~W~~	84,902,208	131,982,061

Profit (loss) attributable to:
Owners of the Parent Company		~~W~~	84,919,277	132,019,054
Non-controlling interests			(17,069)	(36,993)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss			19,825,684	1,558,944
Foreign currency translation adjustments			19,768,017	1,536,445
Non-controlling interest in foreign currency translation adjustment			57,667	22,499
Items that will not be reclassified to profit or loss			23,954	7,136
Remeasurement of defined benefit liabilities			15,999	4,415
Non-controlling interest in remeasurement of defined benefit liabilities			7,955	2,721
Total comprehensive income for the year		~~W~~	104,751,846	133,548,141

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	104,703,293	133,559,914
Non-controlling interests			48,553	(11,773)

Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share (in won)	20	~~W~~	12,221	18,999
Diluted earnings per share (in won)	20	~~W~~	12,221	18,999

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(In thousands of won)		Equity attributable to owners of the Parent Company
Notes		Share capital	Capital surplus	Other components of equity	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2023	~~W~~	3,474,450	27,098,264	2,475,675	296,479,528	329,527,917	651,904	330,179,821
Profit for the year		-	-	-	132,019,054	132,019,054	(36,993)	131,982,061
Remeasurements of defined benefit liabilities		-	-	4,415	-	4,415	2,721	7,136
Foreign currency translation adjustments		-	-	1,536,445	-	1,536,445	22,499	1,558,944
Balance at December 31, 2023	~~W~~	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962

Balance at January 1, 2024	~~W~~	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962
Total comprehensive income:
Profit for the year		-	-	-	84,919,277	84,919,277	(17,069)	84,902,208
Remeasurements of defined benefit liabilities		-	-	15,999	-	15,999	7,955	23,954
Foreign currency translation adjustments		-	-	19,768,017	-	19,768,017	57,667	19,825,684
Transactions with Owners:
Capital contribution from non-controlling interests		-	(13,001)	-	-	(13,001)	(3,008)	(16,009)
Transactions with non-controlling interests		-	(105,902)	-	-	(105,902)	5,562	(100,340)
Balance at December 31, 2024	~~W~~	3,474,450	26,979,361	23,800,551	513,417,859	567,672,221	691,238	568,363,459

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flow

For the years ended December 31, 2024 and 2023

(In thousands of won)	Notes		2024	2023

Cash flows from operating activities
Profit for the year		~~W~~	84,902,208	131,982,061
Adjustments	21		14,492,995	36,164,732
Changes in operating assets and liabilities	21		(3,821,168)	(17,915,061)
Interest received			15,053,915	10,434,574
Interest paid			(130,027)	(156,631)
Income taxes paid			(31,942,749)	(28,079,938)
Net cash provided by operating activities			78,555,174	132,429,737

Cash flows from investing activities
Decrease in other current financial asset			6,667	3,079
Proceeds from disposal of property and equipment	8		6,673	21,024
Decrease in other non-current financial assets			8,496	-
Increase in short-term financial instruments			(42,264,550)	(110,179,175)
Purchase of property and equipment	8		(613,947)	(2,461,226)
Purchase of intangible assets	9		(4,147,357)	(3,337,218)
Increase in other non-current financial assets			(30,374)	(626,184)
Net cash used in investing activities			(47,034,392)	(116,579,700)

Cash flows from financing activities
Repayment of lease liabilities	22		(4,525,288)	(4,083,272)
Cost of issuing shares of subsidiaries			(16,009)	-
Acquisition of non-controlling interests			(100,339)	-
Net cash used in financing activities			(4,641,636)	(4,083,272)

Effects of exchange rate changes on cash and cash equivalents			17,937,065	2,437,709
Net increase (decrease) in cash and cash equivalents			44,816,211	14,204,474
Cash and cash equivalents at beginning of the year			184,081,815	169,877,341
Cash and cash equivalents at end of the year		~~W~~	228,898,026	184,081,815

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
1. General Information
(1) The Parent Company
GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. The Parent Company also operates many other games.
On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2024, the Parent Company’s total paid-in capital amounts to ~~W~~3,474,450 thousand. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2024 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
(2) Consolidated subsidiaries
Details of the consolidated subsidiaries as of December 31, 2024 and 2023 are as follows:

				Percentage of ownership (%)
Subsidiaries	Location	Main business	Fiscal year end	December 31, 2024	December 31, 2023
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity NeoCyon, Inc. (*)	Korea	Mobile Game Development and Service	December	100	99.53
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70	70
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100	100
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100	100
Gravity Game Hub PTE., Ltd.	Singapore	Online and mobile game services	December	100	100
Gravity Game Vision Limited	Hong Kong	Online and mobile game services	December	100	100

(*) Gravity NeoCyon, Inc. was acquired an additional 0.47% during the year ended December 31, 2024 with 100% ownership interest held by the Parent Company.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
1. General Information, Continued
(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	28,078,172	16,855,468	39,938,248	73,691
Gravity NeoCyon, Inc.		15,000,011	4,281,053	20,315,748	1,771,492
Gravity Communications Co., Ltd.		27,121,263	6,687,225	35,188,837	1,754,375
PT. Gravity Game Link		2,693,086	366,844	1,475,922	(50,963)
Gravity Game Tech Co., Ltd.		72,122,833	23,779,945	48,771,433	6,860,364
Gravity Game Arise Co., Ltd.		7,712,161	1,192,327	5,574,326	(6,237,282)
Gravity Game Hub PTE., Ltd.		68,727,648	13,683,947	89,256,880	13,815,260
Gravity Game Vision Limited		72,467,900	26,755,643	160,067,411	21,945,899

(*) Amounts before eliminating intercompany transactions.

(In thousands of won)		2023
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	23,445,002	13,670,750	49,817,549	1,113,103
Gravity NeoCyon, Inc.		11,747,448	5,783,968	19,408,225	(1,270,425)
Gravity Communications Co., Ltd.		35,754,253	9,227,145	33,122,388	10,115,876
PT. Gravity Game Link		2,461,089	302,622	2,234,131	(103,406)
Gravity Game Tech Co., Ltd.		50,672,065	8,080,609	30,603,821	11,308,220
Gravity Game Arise Co., Ltd.		7,058,412	1,683,204	3,806,986	(5,392,804)
Gravity Game Hub PTE., Ltd.		74,229,285	37,718,412	287,949,942	34,159,815
Gravity Game Vision Limited		51,811,357	10,752,847	145,653,444	23,547,185

(*) Amounts before eliminating intercompany transactions.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
2. Basis of Presentation
The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea. The accompanying consolidated financial statements have been restructured and translated into English from the Korean language financial statements.
Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Gravity Co., Ltd. and its subsidiaries (the "Group") financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.
These consolidated financial statements were authorized for issuance by the Board of Directors on March 7, 2025, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 31, 2025.

(1) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis.
(2) Use of judgments and estimates
The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have significant risk of affecting the carrying amounts of assets and liabilities for the reporting period are as follows:
(a) Deferred revenue
The Group sells virtual currency and items that can be used in mobile games to game users. For each game in each country, the Group estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Group considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering the items’ attributes. The Group estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2024.
(1)Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
The amendments to Korean IFRS 1001 clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. Covenants with which the Group must comply after the reporting date do not affect a liability’s classification at that date. The amendment requires the Group to disclose the information about the risk that the liabilities could become repayable within 12 months after the reporting date if a liability is classified as a non-current liability that the Group must comply with covenants within 12 months after the reporting period. The amendments do not have a significant impact on the financial statements
(2)Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statement’ – Disclosure of Cryptographic Assets
The amendments require additional disclosure for cryptographic assets held by the Group, cryptographic assets entrusted by customers to the Group, and the issuance and transfer of cryptographic assets. The amendment requires the Group to disclose general information about cryptographic assets, including the accounting policies, the acquisition cost for each type of cryptographic asset, and the fair value of the assets if the Group holds cryptographic assets. In addition, if the Group issues cryptographic assets, the amendment requires the Group to disclose its obligations related to the issued cryptographic assets and the status of its compliance with those obligations, the timing and amount of revenue recognition for disposed cryptographic assets, the quantity of cryptographic assets held after issuance, and any significant contractual terms. The amendments do not have a significant impact on the financial statements.
(3)Amendments to K-IFRS No. 1007 ‘Statement of Cash Flows’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Supplier finance arrangements
The amendments require entity to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk when applying supplier finance arrangements. The amendments do not have a significant impact on the financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies, Continued

(4) Amendments to K-IFRS No. 1116 ‘Lease’ – Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee when subsequently measuring lease liabilities arising from a sale and leaseback. The amendments do not have a significant impact on the financial statements.
4. Significant Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Consolidation
The Group has prepared the consolidated financial statements in accordance with K-IFRS No. 1110 Consolidated Financial Statements.
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date on which control ceases.
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.
The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit as a bargain purchase.
Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(2) Segment reporting
Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 24). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.
(3) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.
(4) Financial Assets
(a) Classification
At initial recognition, the Group classifies its financial assets in the following measurement categories:
measured at fair value through profit or loss;
measured at fair value through other comprehensive income; and
measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.
(b) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued

(4) Financial Assets, Continued
(b) Measurement, Continued
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.
Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(b) Measurement, Continued
(ii) Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.
(c) Impairment
The Group recognizes loss allowances for expected credit losses(“ECLs”) on:
financial assets measured at amortized cost;
debt investments measured at fair value through other comprehensive income; and
contract assets under K-IFRS No. 1115.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
debt securities that are determined to have low credit risk at the reporting date; and
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(c) Impairment, Continued
The Group considers a financial asset to be in default when:
the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.
(5) Accounts receivable
Account receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components in which case they are recognized at fair value. Account receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.
(6) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(6) Property and Equipment, Continued
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.
Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	(*)
Right-of-use assets	(*)

(*) The Group depreciates Right-of-use asset and the Leasehold improvements from the commencement date and the available date to the earlier date between the end of the lease term and the expiration date of Right-of-use asset’s useful life using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.
(7) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Industrial property rights	10 years
Other intangible assets	3 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(7) Intangible Assets, Continued
The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(8) Impairment of Non-financial Assets
At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.
The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.
(9) Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component by class of underlying asset.
The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued

(9) Leases, Continued
(a) As a lessee, Continued
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rates.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued

(9) Leases, Continued
(a) As a lessee, Continued
When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group presents right-of-use assets that do not meet the definition of investment property in ‘Property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.
If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.
The Group applies the de-recognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘non-operating income’.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023

4. Significant Accounting Policies, Continued

(10) Financial Liabilities
(a) Classification and measurement
The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.
The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for de-recognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.
(b) De-recognition
Financial liabilities are removed from the consolidated statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
(11) Provisions and Contingent Liabilities
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(12) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.
(13) Statement of cash flows
The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate.
(14) Revenues from contracts with customers
The Group engages in game licensing, IP licensing and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription
The Group recognizes micro-transaction revenue of online and mobile games when the Group satisfies its performance obligations.
Whether the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
At the end of the reporting period, the Group defers the total amount of remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amounts of virtual items owned by active paying users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(ii) Mobile Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Group has no refund obligation after the game users purchase virtual currency.
At the end of the reporting period, the Group defers the revenue for the remaining virtual currency possessed by active paying users.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
(ii) Mobile Games, Continued
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(b) Royalties and License Fees
In connection with the Group’s online and mobile games, the Group enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Group believes that the agreement is a promise to provide a right to the customer to access the related IP because the Group will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Group’s performance obligations in connection with these agreements are satisfied over time.
Since the nature of the license promise is to provide customers with access to the intellectual property of the Group during the license period, the Group's performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. The Group recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.
(c) Other revenue
Other revenue consists of revenue from sales of console games, game character merchandise, animation and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(d) Incremental costs of obtaining contract
The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(15) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.
The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(16) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Post-employment benefits
The Group’s retirement pension plans are divided into defined contribution plans and defined benefit plans.
The Group has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Group recognizes provision for severance benefits for the employees with service period less than a year.
A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(17) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.
The following new and amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.
•Lack of Exchangeability (Amendment to K-IFRS 1021 ‘The Effects of Changes in Foreign Exchange Rates’)
•Classification and Measurement of Financial Instruments (Amendment to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’)
•Annual Improvements to IFRS Accounting Standards
-K-IFRS 1101 ‘First-time adoption of International Financial Reporting Standards’;
-K-IFRS 1107 ‘Financial instruments: Disclosures’;
-K-IFRS 1109 ‘Financial instruments’;
-K-IFRS 1110 ‘Consolidated financial instruments’; and
-K-IFRS 1007 ‘Statement of cash flows’

5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Demand deposits, etc.	~~W~~	228,898,026	184,081,815
(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2024 and 2023.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
6. Financial Instruments by Category
(1) Carrying amounts of financial instruments by category as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	228,898,026	184,081,815
Short-term financial instruments		324,304,040	277,215,000
Accounts receivable, net		81,152,458	71,212,897
Other receivables, net		15,557	7,499
Other current financial assets(*1)		6,601,519	4,438,717
Other non-current financial assets(*2)		1,766,588	1,824,076
	~~W~~	642,738,188	538,780,004
(*1) Other current financial assets consist of accrued income and deposits.
(*2) Other non-current financial assets consist of deposits.

(In thousands of won)		December 31, 2024	December 31, 2023
Financial liabilities at amortized cost
Accounts payable(*)	~~W~~	63,327,918	57,614,579
Long-term accounts payable		220,108	677,520
Accrued expenses(*)		312,563	395,264
Other current liabilities		3,179,423	4,225,209
Other non-current liabilities		3,942,100	2,337,189
	~~W~~	70,982,112	65,249,761

(*) Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
6. Financial Instruments by Category, Continued

(2) Net income(expenses) from financial instruments for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Financial assets at amortized cost
Interest income	~~W~~	17,058,776	11,486,840
Differences in foreign currency		5,813,143	(1,653,930)

Financial assets at fair value through profit or loss
Interest income		-	5,539
	~~W~~	22,871,919	9,838,449

(In thousands of won)		2024	2023
Financial liabilities at amortized cost
Interest expense	~~W~~	(135,377)	(161,809)
Differences in foreign currency		(1,773,223)	(1,344,837)
	~~W~~	(1,908,600)	(1,506,646)

(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the assets or liabilities;
•Level 3: unobservable inputs for the assets or liabilities.
The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.
If more than one significant input variable is not based on observable market information, the item is included in Level 3.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy, Continued
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period
For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc.
7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024		December 31, 2023
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	78,368,067	1,577,283	69,867,200	3,642,678
Related party		3,334,062	-	1,971,637	-
Less: Loss allowance		(549,671)	(5,101)	(625,940)	(5,092)
Accounts and other receivables, net	~~W~~	81,152,458	1,572,182	71,212,897	3,637,586
(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024		2023
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Beginning balance	~~W~~	625,940	5,092	319,535	4,809
Bad debt expenses		588,809	9	1,401,565	283
Write-off		(665,078)	-	(1,095,160)	-
Ending balance	~~W~~	549,671	5,101	625,940	5,092
(3) Expected credit losses (ECLs) and credit risk exposures for accounts receivable as of December 31, 2024 and 2023 are as follows, Continued:

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
7. Accounts and Other Receivables, Continued

(a) Accounts receivable

(In thousands of won)	December 31, 2024
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.43	W	81,335,050	350,478
More than 90 days ~ Less than 180 days	22.5		214,517	48,305
More than 180 days ~ Less than 270 days	87.0		12,851	11,177
More than 270 days ~ Less than 1 year	100.0		4,430	4,430
More than 1 year	100.0		135,281	135,281
		~~W~~	81,702,129	549,671
(In thousands of won)	December 31, 2023
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.6	~~W~~	71,333,503	437,524
More than 90 days ~ Less than 180 days	3.2		314,966	10,216
More than 180 days ~ Less than 270 days	57.4		27,010	15,507
More than 270 days ~ Less than 1 year	87.3		5,240	4,575
More than 1 year	99.4		158,118	158,118
		~~W~~	71,838,837	625,940

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
7. Accounts and Other Receivables, Continued
(b) Other receivables

(In thousands of won)	December 31, 2024
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	0.0	~~W~~	1,566,100	9
More than 90 days ~ Less than 180 days	0.0		6,091	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		5,092	5,092
		~~W~~	1,577,283	5,101
(In thousands of won)	December 31, 2023
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	0.0	~~W~~	3,637,586	-
More than 90 days ~ Less than 180 days	0.0		-	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		5,092	5,092
		~~W~~	3,642,678	5,092

In assessing the recoverability of accounts and other receivables, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Group applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
8. Property and Equipment
(1) Details of property and equipment as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024			December 31, 2023
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	7,359,682	(5,965,593)	1,394,089	7,185,694	(5,649,592)	1,536,102
Furniture and fixture		1,844,600	(1,624,216)	220,384	1,887,411	(1,620,887)	266,524
Construction in- progress		-	-	-	1,209,024	-	1,209,024
Vehicles		9,101	(9,101)	-	9,101	(7,773)	1,328
Leasehold improvements		3,527,843	(2,348,905)	1,178,938	2,172,021	(1,655,049)	516,972
Right-of-use assets		13,087,225	(5,923,550)	7,163,675	15,513,706	(8,892,906)	6,620,800
	~~W~~	25,828,451	(15,871,365)	9,957,086	27,976,957	(17,826,207)	10,150,750
(2) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024
		Computer and other equipment	Furniture and fixture	Constru-ction in progress	Vehicles	Leasehold Improve-ments	Right-of-use assets	Total
Beginning balance	~~W~~	1,536,102	266,524	1,209,024	1,328	516,972	6,620,800	10,150,750
Rent Adjustment		-	-	-	-	-	131,131	131,131
Acquisitions/Capital expenditure		474,620	130,505	-	-	11,059	4,781,383	5,397,567
Depreciation		(649,645)	(180,149)	-	(1,328)	(638,774)	(4,552,951)	(6,022,847)
Disposition/Disposals/ Removals		-	(69)	-	-	-	-	(69)
Substitution		-	-	(1,290,528)	-	1,290,528	-	-
Foreign exchange differences		33,012	3,573	81,504	-	(847)	183,312	300,554
Ending balance	~~W~~	1,394,089	220,384	-	-	1,178,938	7,163,675	9,957,086

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
8. Property and Equipment, Continued

(In thousands of won)		2023
		Computer and other equipment	Furniture and fixture	Constru-ction in progress	Vehicles	Leasehold Improve-ments	Right-of-use assets	Total
Beginning balance	~~W~~	1,113,069	338,061	-	3,603	726,988	5,958,408	8,140,129
Rent Adjustment		-	-	-		-	260,698	260,698
Acquisitions/Capital expenditure		1,065,137	104,851	1,209,024	-	82,215	4,443,047	6,904,274
Depreciation		(656,408)	(177,186)	-	(2,275)	(299,836)	(4,116,479)	(5,252,184)
Disposition/Disposals/ Removals		(43)	(729)	-	-	-	-	(772)
Substitution		(875)	875	-	-	-	-	-
Foreign exchange differences		15,222	652	-	-	7,605	75,126	98,605
Ending balance	~~W~~	1,536,102	266,524	1,209,024	1,328	516,972	6,620,800	10,150,750
(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Cost of revenues	~~W~~	1,749,867	1,853,122
Selling, general and administrative expenses(*)		4,272,980	3,399,062
	~~W~~	6,022,847	5,252,184
(*) The deprecation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~33,388 thousand and ~~W~~ 30,500 thousand, respectively, for the years ended December 31, 2024 and 2023.
(4) As of December 31, 2024 and 2023, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets
(1) Details of intangible assets as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024			December 31, 2023
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization(*)	Carrying amount
Software	~~W~~	16,535,808	(14,751,681)	1,784,127	17,567,637	(14,786,707)	2,780,930
Patents		1,745,310	(863,134)	882,176	1,375,923	(751,056)	624,867
Other intangible assets		10,196,274	(5,806,029)	4,390,245	9,877,474	(6,913,312)	2,964,162
	~~W~~	28,477,392	(21,420,844)	7,056,548	28,821,034	(22,451,075)	6,369,959

(*) Accumulated amortization includes the amount of accumulated impairment loss.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
9. Intangible Assets, Continued
(2) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024
		Software	Patents	Other intangible assets	Total
Beginning balance	W	2,780,930	624,867	2,964,162	6,369,959
Acquisitions/Capital expenditure		378,818	369,387	3,758,303	4,506,508
Amortization		(1,381,774)	(112,078)	(1,717,116)	(3,210,968)
Disposals		-	-	(2,839)	(2,839)
Impairment(*)		-	-	(614,741)	(614,741)
Foreign exchange differences		6,153	-	2,476	8,629
Ending balance	W	1,784,127	882,176	4,390,245	7,056,548

(*) The Group recognized W614,741 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2024.

(In thousands of won)		2023
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,939,050	544,272	1,386,156	3,869,478
Acquisitions/Capital expenditure		2,136,072	170,103	4,149,153	6,455,328
Amortization		(1,296,047)	(83,326)	(1,026,289)	(2,405,662)
Disposals		-	(6,182)	(11,745)	(17,927)
Impairment(*)		-	-	(1,531,081)	(1,531,081)
Foreign exchange differences		1,855	-	(2,032)	(177)
Ending balance	~~W~~	2,780,930	624,867	2,964,162	6,369,959

(*) The Group recognized ~~W~~1,531,081 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2023.
(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Cost of revenues	~~W~~	935,620	708,379
Selling, general and administrative expenses(*)		2,275,348	1,697,283
	~~W~~	3,210,968	2,405,662
(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~528,382 thousand and ~~W~~356,841 thousand, respectively, for the years ended December 31, 2024 and 2023.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
10. Other non-current assets

(In thousands of won)		December 31, 2024	December 31, 2023
Prepaid Expenses(*)	~~W~~	8,131,937	6,308,818
Others		319,506	675,979
	~~W~~	8,451,443	6,984,797
(*) Prepaid Expenses consist of the minimum guaranteed royalty paid to third parties.

11. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2024 and 2023 are ~~W~~2,654,583 thousand and ~~W~~2,413,403 thousand, respectively. In addition, expenses related to defined benefit plans amounting to ~~W~~74,121 thousand are included in other non-current liabilities as of December 31, 2024.

12. Commitments

(1) The Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current assets. Purchase obligations for future acquisition related to above agreements which were not recognized as liabilities as of December 31, 2024 and 2023 are ~~W~~ 4,835,726 thousand and ~~W~~4,941,782 thousand, respectively.
(2) As of December 31, 2024, the Group benefited from payment guarantee of USD 244,500 from KB Kookmin Bank regarding overseas IP contracts.
(3) As of December 31, 2024, the Group benefited from payment guarantee of ~~W~~518,243 thousand from Seoul Guarantee Insurance Co., Ltd.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
13. Share Capital and Capital Surplus
(1) Details of common shares as of December 31, 2024 and 2023 are as follows:

(In won and in number of shares)		December 31, 2024	December 31, 2023
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of capital surplus as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Additional paid-in capital	~~W~~	25,292,211	25,292,211
Other capital surplus		1,687,150	1,806,053
	~~W~~	26,979,361	27,098,264
(3) Details of other components of equity as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Foreign currency translation adjustments	~~W~~	23,784,631	4,016,614
Re-measurements of defined benefit liability		15,920	(79)
	~~W~~	23,800,551	4,016,535

(4) Details of retained earnings as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Unappropriated retained earnings	~~W~~	513,417,859	428,498,582

(5) According to the Parent Company's Articles of Incorporation, the Parent Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2024.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
14. Revenue from Contracts with Customers
(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2024	2023
Service contract
Micro-transaction and subscription revenue	~~W~~	409,950,571	639,231,190
- Online Game		61,425,023	70,566,135
- Mobile Game		348,525,548	568,665,055
Royalties and license fees		72,714,536	71,390,256
- Online Game		15,564,108	10,451,227
- Mobile Game		57,150,428	60,939,029
Others revenue		18,180,013	14,894,489
	~~W~~	500,845,120	725,515,935
Timing of satisfaction of performance obligations
At a point in time		111,219	119,329
Over time		500,733,901	725,396,606
	~~W~~	500,845,120	725,515,935
(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2024 and December 31, 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Accounts receivable	~~W~~	81,152,458	71,212,897
Incremental costs of obtaining a contract (Prepaid expenses)		2,385,905	1,556,590
Contact liabilities (Deferred revenue)		29,332,594	19,874,620
Micro-transaction and subscription revenue		25,290,276	17,158,516
Royalties and license fees		4,037,318	2,426,104
Others revenue		5,000	290,000

(3) The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2024 and 2023 are Won 17,158,516 thousand and Won 16,787,724 thousand in Micro-transaction revenue; Won 641,255 thousand and Won 70,596 thousand in Royalties and license fees and Won 290,000 thousand and Won 1,684,717 thousand in Website and application development, respectively.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
14. Revenue from Contracts with Customers, Continued
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Micro transaction and subscription revenue	~~W~~	25,290,276	17,158,516
- Online Game		10,822,217	10,216,116
- Mobile Game		14,468,059	6,942,400
Royalties and license fees		4,037,318	2,426,104
- Online Game		448,348	163,836
- Mobile Game		3,588,970	2,262,268
Others revenue		5,000	290,000
	~~W~~	29,332,594	19,874,620

The Group’s management expects to recognize 91.2% (~~W~~26,760,732 thousand) of the transaction price allocated to contracts that have not been performed as of December 31, 2024 as revenue within 12 months. The remaining 8.8% (~~W~~2,571,862 thousand) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Incremental costs of obtaining a contract recognized as at the reporting period-end	~~W~~	2,385,905	1,556,590
Incremental costs of obtaining a contract recognized as cost of revenues		1,556,590	1,722,257

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
15. Classification of expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Fees and commissions	~~W~~	293,302,275	472,324,331
Bad debt expenses		588,818	1,401,847
Advertising expenses		38,731,094	13,661,333
Salaries		50,091,764	44,338,978
Outsourcing expenses		9,214,740	13,052,904
Rent		1,379,987	1,291,900
Employee benefits		4,538,213	4,256,315
Post-employment benefits		3,021,659	2,504,956
Depreciation		6,022,847	5,252,184
Amortization		3,210,968	2,405,662
Others		4,554,065	4,020,319
	~~W~~	414,656,430	564,510,729

Total expenses consist of cost of sales, selling, general and administrative expenses.

16. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Fees and commissions	~~W~~	14,613,156	16,662,242
Bad debt expenses		588,818	1,401,847
Advertising expenses		38,731,094	13,661,333
Salaries		22,990,995	20,687,935
Outsourcing expenses		1,952,620	2,085,094
Rent		773,168	712,342
Employee benefits		2,384,507	2,256,402
Post-employment benefits		1,180,912	991,422
Depreciation		4,239,592	3,368,562
Amortization		1,746,966	1,340,442
Research and development		15,262,000	13,486,401
Others		3,289,536	2,898,374
	~~W~~	107,753,364	79,552,396

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
17. Finance Income and Costs
(1) Details of finance income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Finance income
Interest income	~~W~~	17,058,776	11,492,379
Unrealized foreign currency gain		3,579,314	1,416,446
Gain on foreign currency transactions		10,250,899	10,357,703
	~~W~~	30,888,989	23,266,528

(2) Details of finance costs for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Finance costs
Interest expense	~~W~~	135,377	161,809
Unrealized foreign currency loss		2,025,902	1,594,709
Loss on foreign currency transactions		7,764,391	13,178,209
	~~W~~	9,925,670	14,934,727

18. Other Non-Operating Income and Expenses
(1) Details of other non-operating income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Gain on disposal of property and equipment	~~W~~	8,085	20,302
Miscellaneous gain		780,813	893,057
	~~W~~	788,898	913,359
(2) Details of other non-operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Loss on disposal of property and equipment	~~W~~	6,112	43
Loss on disposal of intangible assets		-	6,182
Impairment loss on intangible assets		614,741	1,531,081
Impairment loss on other non-current assets		962,025	-
Miscellaneous loss		10,995	14,451
	~~W~~	1,593,873	1,551,757

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
19. Income tax expense
(1) Details of income tax expense for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Current tax expense
Current year	~~W~~	22,198,761	37,458,597
Deferred tax expense
Changes in net deferred tax assets		(753,935)	(742,049)
Income tax expense	~~W~~	21,444,826	36,716,548
(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2024	2023
Profit before income tax expense	~~W~~	106,347,034	168,698,609
Income tax using the statutory tax rate of each country		19,749,419	31,300,275
Adjustments:
Expenses not deductible for tax purposes		481,370	8,693
Non taxable income		(349,774)	(130,680)
Foreign tax payment		6,321,917	8,615,012
Utilization of previously unrecognized tax losses		(298,451)	(713,801)
Tax credit		(1,413,463)	(1,174,258)
Corporate tax on unappropriated earnings		94,943	(133,923)
Changes in deferred tax liabilities related to investment in subsidiaries		(1,058,223)	(421,511)
Others		(2,082,912)	(633,259)
Total Adjustment		1,695,407	5,416,273
Income tax expense	~~W~~	21,444,826	36,716,548
Effective tax rate		20%	22%

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
19. Income tax expense, Continued
(3) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024			2023
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Property and equipment	~~W~~	51,166	126,158	177,324	38,494	12,672	51,166
Intangible assets		665,063	(582,489)	82,574	441,669	223,394	665,063
Other non-current assets		24,999	(10,903)	14,096	201,984	(176,985)	24,999
Accounts Payable		1,518,055	251,730	1,769,785	1,700,733	(182,678)	1,518,055
Accrued expenses		282,091	29,494	311,585	232,938	49,153	282,091
Deferred revenue		355,434	(272,861)	82,573	93,580	261,854	355,434
Allowance for doubtful account		1,178,980	(1,121,944)	57,036	299,028	879,952	1,178,980
Other non-current liabilities		81,970	(4,157)	77,813	80,768	1,202	81,970
Lease		(38,046)	21,973	(16,073)	(29,886)	(8,160)	(38,046)
Investment in subsidiaries		(2,368,565)	1,170,180	(1,198,385)	(2,791,379)	422,814	(2,368,565)
Others		881,670	(1,142,955)	(261,285)	(277,902)	1,159,572	881,670
Subtotal		2,632,817	(1,535,774)	1,097,043	(9,973)	2,642,790	2,632,817
Deferred tax due to carry-forward losses		701,138	447,921	1,149,059	758,972	(57,834)	701,138
Deferred tax due to tax credit carry-forward		235,916	1,841,789	2,077,705	2,078,824	(1,842,908)	235,916
Deferred tax assets(*)	~~W~~	5,952,133	(334,645)	5,617,488	5,659,521	292,612	5,952,133
Deferred tax liabilities		(2,382,262)	1,088,581	(1,293,681)	(2,831,698)	449,436	(2,382,262)

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as each subsidiaries’ performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward and carry-forward losses. The Group periodically reviews these matters, and has recognized deferred tax assets related to temporary differences, carry-forward losses, based on the likelihood of each subsidiary’s future taxable income as at December 31, 2024. This amount may change if the estimate for future taxable income changes.

(4) Details of unused tax loss carryforwards and unused tax credit carry-forwards that are not recognized as deferred income tax assets as of December 31, 2024 are as follows:

(In thousands of won)
Year of expiration		Unused loss carryforwards	Unused tax credit carryforwards
2025	~~W~~	1,421,329	147,837
2026		2,002,452	175,371
2027		352,039	162,959
2028		2,134,171	520,368
2029		347,955	402,380
After 2029		9,571,043	986,497
Total	~~W~~	15,828,989	2,395,412

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
19. Income tax expense, Continued
(5)As of December 31, 2024 and 2023, the Group did not recognize deferred income tax assets relating to investments in subsidiaries for the temporary difference of ~~W~~22,504,425 thousand and ~~W~~23,086,691 thousand as it is not probable such temporary differences can be utilized in the foreseeable future.

(6)The gross balances of deferred tax assets and liabilities for the years ended December 31, 2024 and 2023, is as follows:

(In thousands of won)		2024	2023
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	~~W~~	2,783,985	1,601,321
- Deferred tax assets to be recovered within 12 months		5,725,147	5,800,980
Sub-total		8,509,132	7,402,301
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(1,018,806)	(14,851)
- Deferred tax liabilities to be recovered within 12 months		(3,166,519)	(3,817,579)
Sub-total		(4,185,325)	(3,832,430)
Deferred tax assets (liabilities), net	~~W~~	4,323,807	3,569,871
(7) The impact of the global minimum tax
The Group is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary's jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation. All entities within the Group have an effective tax rate that exceeds 15%, except for Gravity Game Vision Limited that operates in Hong Kong. As a result, the Pillar 2 income tax expense recognized during the year ended December 31, 2024 is Won 457,431 thousand, and exceptions have been applied regarding the recognition and disclosure of related deferred tax assets and liabilities.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
20. Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1) Basic earnings per share

(In thousands won and in number of shares)		2024	2023
Profit attributable to owners of the Parent	~~W~~	84,919,277	132,019,054
Weighted average outstanding shares of common shares		6,948,900	6,948,900
Basic earnings per share(in won)	~~W~~	12,221	18,999
(2) Diluted earnings per share
As of and for the years ended December 31, 2024 and 2023, the Parent Company does not have outstanding dilutive potential ordinary shares. Accordingly, the diluted earnings per share for the years ended December 31, 2024 and 2023 are the same as the basic earnings per share.

21. Cash flow information
(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Adjustments for:
Depreciation	~~W~~	6,022,847	5,252,184
Amortization		3,210,968	2,405,662
Bad debt expense		588,818	1,401,847
Unrealized foreign currency loss		2,025,902	1,594,709
Interest expense		135,377	161,809
Loss on disposal of property and equipment		6,112	43
Loss on disposal of intangible assets		-	6,182
Impairment loss on intangible asset		614,741	1,531,081
Impairment loss on other non-current assets		962,025	-
Retirement benefit expenses		127,554	23,794
Income tax expense		21,444,826	36,716,548
Unrealized foreign currency gain		(3,579,314)	(1,416,446)
Gain on disposal of property and equipment		(8,085)	(20,302)
Interest income		(17,058,776)	(11,492,379)
	~~W~~	14,492,995	36,164,732

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
21. Cash flow information, Continued
(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Accounts receivable	~~W~~	(1,886,253)	2,364,501
Other receivables		2,747,905	(3,769,670)
Prepaid expenses		(4,492,818)	397,165
Other current assets		(123,527)	(602,462)
Other non-current assets		(2,318,065)	(3,485,716)
Accounts payable		(2,879,054)	(13,837,113)
Deferred revenue		5,983,805	(1,292,227)
Withholding		(1,546,052)	(97,425)
Accrued expenses		225,700	254,830
Accrued income		-	(93,841)
Long-term deferred revenue		467,191	2,246,897
	~~W~~	(3,821,168)	(17,915,061)

(3) Significant non-cash transactions for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Reclassification of prepayment to intangible assets	~~W~~	212,220	101,846
Increase in accounts payable relating to the acquisition of software		292,480	2,032,560
Increase in accounts payable relating to the acquisition of other intangible assets		2,556,979	1,147,427
Reclassification of other non-current financial assets to other non-current assets		-	1,030,000
Acquisition of right-of-use assets		4,912,514	4,703,745

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
21. Cash flow information, Continued
(4) Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Beginning of the year	~~W~~	6,562,398	5,963,185
Cash flows used in financial activities – payment of lease liabilities		(4,525,288)	(4,083,272)
Cash flows used in operating activities – Interest paid		(130,027)	(156,631)
Non-cash transactions:
Acquisitions – leases		4,912,514	4,357,828
Interest expense		130,027	156,631
Others		(17,059)	260,300
Translation difference		188,958	64,357
Ending of the year	~~W~~	7,121,523	6,562,398

22. Leases
The Group leases offices, vehicles and others. The leases typically run for a period of 1~ 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not provided as collateral for borrowings.
(1) Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Right-of-use assets(*1)
Offices	~~W~~	6,250,151	4,720,419
Vehicles		121,449	367,030
Others		792,075	1,533,351
	~~W~~	7,163,675	6,620,800
Lease liabilities(*2)
Current		3,179,423	4,225,209
Non-current		3,942,100	2,337,189
	~~W~~	7,121,523	6,562,398

(*1) Right-of-use assets are included in the 'Property and equipment' in the consolidated statement of financial position.
(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the consolidated statement of financial position.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
22. Leases, Continued
(2) Changes in right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024
		Offices	Vehicles	Others	Total
Balance as of January 1, 2024	~~W~~	4,720,419	367,030	1,533,351	6,620,800
Depreciation		(3,209,666)	(245,581)	(1,097,704)	(4,552,951)
Reassessment		7,470	-	123,661	131,131
Acquisitions		4,574,637	-	206,746	4,781,383
Translation difference		157,291	-	26,021	183,312
Balance as of December 31, 2024	~~W~~	6,250,151	121,449	792,075	7,163,675

(In thousands of won)		2023
		Offices	Vehicles	Others	Total
Balance as of January 1, 2023	~~W~~	5,066,896	64,692	826,820	5,958,408
Depreciation		(2,793,560)	(239,457)	(1,083,462)	(4,116,479)
Reassessment		210,139	51,886	(1,327)	260,698
Acquisitions		2,177,909	489,821	1,775,317	4,443,047
Translation difference		59,035	88	16,003	75,126
Balance as of December 31, 2023	~~W~~	4,720,419	367,030	1,533,351	6,620,800

(3) Details of amounts recognized in the consolidated statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	130,027	156,631
Expense relating to short-term leases		50,460	30,015
Expense relating to leases of low-value assets excluding short-term leases		47,082	22,258
(4) Details of amounts recognized in the consolidated statement of cash flows for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Total cash outflows of leases	~~W~~	4,752,857	4,292,176

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
23. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1) Capital Risk Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Total Liabilities	~~W~~	118,095,483	114,452,759
Total Equity		568,363,459	463,727,962
Debt ratio		21%	25%
(2) Market Risk
(a) Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2024 and 2023 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2024
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	70,136,599	29,286,354		103,021,478	43,009,052
JPY	496,929,791	56,100,772		4,653,649	525,373
EUR	27,925	32,910		42,689	50,310
IDR	9,851,056	522,083,448		897	47,558
THB	21,131	-		909	-
VND	6,026,400	-		348	-
HKD	141,271	-		26,727	-
			~~W~~	107,746,697	43,632,293

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
23. Financial Risk Management, Continued
(2) Market Risk, Continued
(a) Foreign exchange risk, Continued

(In thousands of won, in foreign currencies)
	December 31, 2023
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	86,681,440	28,203,218		111,615,501	36,344,262
JPY	343,984,702	160,779,008		3,139,411	1,467,366
EUR	36,780	30,472		52,470	43,471
IDR	12,955,000	3,103,944		1,083	259
THB	28,510	7,379		1,073	278
VND	9,270,000	3,243,600		493	173
HKD	144,997	-		23,916	-
			~~W~~	114,833,947	37,855,809

The Group measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before income tax for the years ended of December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024		2023
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	6,001,243	(6,001,243)	7,527,124	(7,527,124)
JPY		412,828	(412,828)	167,205	(167,205)
Others		(2,630)	2,630	3,485	(3,485)
	~~W~~	6,411,441	(6,411,441)	7,697,814	(7,697,814)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2024 and 2023.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2024 and 2023.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
23. Financial Risk Management, Continued
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.
The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Cash and cash equivalents	~~W~~	228,898,026	184,081,815
Short-term financial instruments		324,304,040	277,215,000
Accounts receivable, net		81,152,458	71,212,897
Other receivables, net		15,557	7,499
Other current financial assets		6,601,519	4,438,717
Oher non-current financial assets		1,766,588	1,824,076
	~~W~~	642,738,188	538,780,004

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable is mainly due from payment processing companies and platform service providers, which the Group believes have low levels of credit risk.
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The cash flows included in the maturity classification, based on the remaining period to the contractual maturity date, are undiscounted expected cash outflows. The amount due within 12 months is the same as the carrying amount since the effect of the discount is not material. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)		December 31, 2024
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	63,548,026	63,152,918	175,000	220,108	-	63,548,026
Accrued expense		312,563	312,563	-	-	-	312,563
Other liabilities (*)		7,121,523	1,045,979	2,303,030	1,849,686	2,249,389	7,448,084
	~~W~~	70,982,112	64,511,460	2,478,030	2,069,794	2,249,389	71,308,673

(*) Other liabilities as of December 31, 2024 consist of lease liabilities.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
23. Financial Risk Management, Continued
(4) Liquidity Risk, Continued

(In thousands of won)		December 31, 2023
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	58,292,099	57,429,579	185,000	677,520	-	58,292,099
Accrued expense		395,264	395,264	-	-	-	395,264
Other liabilities (*)		6,562,398	1,081,291	3,258,890	1,902,024	475,402	6,717,607
	~~W~~	65,249,761	58,906,134	3,443,890	2,579,544	475,402	65,404,970

(*) Other liabilities as of December 31, 2023 consist of lease liabilities.

24. Segment information
(1) Operating segments
The Group determines its operating segments by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.
The reportable segments of the Group are in line with the organizational structure and the review of operations by the CEO, who is the Chief operating decision maker, and they include mobile, online, and others.
The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. The segment information for the years ended December 31, 2024 and 2023 are as follows.

(In thousands of won)		2024
		Online	Mobile	Others	Total	Inter-segment eliminations(*)	Total
Revenue	~~W~~	90,831,926	465,026,162	23,962,894	579,820,982	-
Intersegment Revenue		13,842,795	59,350,186	5,782,881	78,975,862	(78,975,862)	-
External Revenue		76,989,131	405,675,976	18,180,013	500,845,120	-	500,845,120
Depreciation/ amortization		1,725,385	2,699,388	4,809,042	9,233,815	-	9,233,815
Operating profit		34,413,873	52,466,708	(633,436)	86,247,145	(58,455)	86,188,690

(*) The Group reflects inter-segment eliminations as adjustments.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
24. Segment information, Continued
(1) Operating segments, Continued
Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

(In thousands of won)		2023
		Online	Mobile	Others	Total	Inter-segment eliminations(*)	Total
Revenue	~~W~~	96,487,574	697,735,654	21,148,756	815,371,984
Intersegment Revenue		15,470,212	68,131,570	6,254,267	89,856,049	(89,856,049)	-
External Revenue		81,017,362	629,604,084	14,894,489	725,515,935	-	725,515,935
Depreciation/ amortization		1,436,068	2,157,722	4,064,056	7,657,846	-	7,657,846
Operating profit		42,727,438	120,233,338	(1,941,734)	161,019,042	(13,836)	161,005,206

(*) The Group reflects inter-segment eliminations as adjustments.
Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

(2) Revenue from external customers by country for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024(*)	2023(*)
Korea	~~W~~	53,142,360	86,058,286
Taiwan		114,409,543	176,070,633
Japan		18,856,828	18,999,243
United States of America		34,652,880	22,701,897
Thailand		61,781,458	136,874,077
Philippines		58,926,548	102,594,825
Indonesia		32,373,482	58,762,576
Hong Kong		17,255,442	22,655,848
Malaysia		26,360,680	58,552,957
Brazil		26,433,674	5,264,204
Other		56,652,225	36,981,389
	~~W~~	500,845,120	725,515,935

(*) Revenue was attributed to the country based on the customer’s location.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
24. Segment information, Continued
(3) Non-current assets by geographical regions as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024(*)	December 31, 2023(*)
Korea	~~W~~	18,990,332	15,487,818
Overseas		6,474,745	8,017,686
Total	~~W~~	25,465,077	23,505,504

(*) The amounts are exclusive of financial assets and deferred tax assets.
(4) There was no customer who represents more than 10% revenue in mobile segment for the year ended December 31, 2023 and December 31, 2024

25. Related Party Transactions
(1) Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include Gung Ho Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, management and their immediate families.
(2) Account balances with related party
Balances of receivables and payables with related party as of December 31, 2024 and 2023 are as follows:

(In thousands of won)			December 31, 2024		December 31, 2023
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	3,333,489	2,755	1,971,637	2,685
Other	Gungho Online Entertainment America		573	97,210	-	1,380
	Total	~~W~~	3,334,062	99,965	1,971,637	4,065

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
25. Related Party Transactions, Continued
(3) Transactions with related parties
The details of transactions with related party for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)			2024
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	16,550,535	682,115	-
Other	GungHo Online Entertainment America		559	-	-
		~~W~~	16,551,094	682,115	-

(In thousands of won)			2024
			Purchases
Related party	Name of entity		Royalty			Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	-	-	-	15,946
Other	GungHo Online Entertainment America		92,326			-	92,332
		~~W~~	92,326			-	108,278

(In thousands of won)			2023
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	17,681,836	735,281	-
Other	GungHo Online Entertainment America		-	-	-
		~~W~~	17,681,836	735,281	-

(In thousands of won)			2023
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	-	15,379
Other	GungHo Online Entertainment America		54,884	-	-
		~~W~~	54,884	-	15,379

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023
25. Related Party Transactions, Continued
(4) Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2024 and 2023.
(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Salaries	~~W~~	2,264,113	1,734,463

26. Subsequent Event
Gravity Game Unite SDN. BHD, a 100%-owned subsidiary was established in Malaysia on March 12, 2025.